Exhibit 99.1

BUTTERBALL, LLC

Financial Statements

January 1, 2017 and January 3, 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors
Butterball, LLC:

We have audited the accompanying financial statements of Butterball, LLC, which comprise the balance sheets as of January 1, 2017 and January 3, 2016, and the related statements of comprehensive income, members’ equity, and cash flows for each of the years ended January 1, 2017, January 3, 2016 and December 28, 2014, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butterball, LLC as of January 1, 2017 and January 3, 2016, and the results of its operations and its cash flows for each of the years ended January 1, 2017, January 3, 2016 and December 28, 2014, in accordance with U.S. generally accepted accounting principles.

Raleigh, North Carolina
February 13, 2017

BUTTERBALL, LLC

Balance Sheets

(in thousands)

	January 1,	January 3,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$145,433	162,322
Accounts receivable, less allowance for doubtful accounts of $1,990 and $1,971 at January 1, 2017 and January 3, 2016, respectively	100,442	93,089
Other receivables	7,756	6,573
Inventories	328,322	277,142
Other current assets	9,380	14,563
Total current assets	591,333	553,689
Net property, plant and equipment	353,172	319,840
Other assets:
Trade names	111,000	111,000
Goodwill	73,667	73,667
Intangible assets with finite lives	3,205	6,068
Other assets	21,247	18,405
Total other assets	209,119	209,140
Total assets	$1,153,624	1,082,669
Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$86,659	68,175
Accrued expenses	83,040	88,349
Revolving line of credit	20,000	—
Current maturities of long-term debt	3,605	6,724
Current maturities of Member notes payable	161,422	—
Total current liabilities	354,726	163,248
Long-term debt, less current maturities	147,405	188,852
Notes payable – Member, net of debt discount	7,531	165,939
Pension plan liability	2,544	4,406
Other liabilities	16,760	14,112
Total liabilities	528,966	536,557
Members’ equity:
Members’ equity	631,090	551,536
Accumulated other comprehensive loss	(6,432)	(5,424)
Total Members’ equity	624,658	546,112
Total liabilities and Members’ equity	$1,153,624	1,082,669

See accompanying notes to financial statements.

2

BUTTERBALL, LLC

Statements of Comprehensive Income

(in thousands)

	Year ended
	January 1,	January 3,	December 28,
	2017	2016	2014
Net sales	$1,812,654	1,901,805	1,833,141
Cost of goods sold	1,531,303	1,557,401	1,578,502
Gross profit	281,351	344,404	254,639
Selling and marketing expenses	67,674	62,993	59,728
General and administrative expenses	51,374	50,406	53,921
Operating income	162,303	231,005	140,990
Net finance expense	1,978	8,643	12,955
Related party finance expense	21,887	27,088	24,370
Other income	(163)	(33)	(465)
Net income	138,601	195,307	104,130
Other comprehensive (loss) income:
Unrecognized actuarial (loss) gain of defined benefit plan, net of amounts included in net periodic benefit (income) cost	(1,008)	16	(8,729)
Comprehensive income	$137,593	195,323	95,401

See accompanying notes to financial statements.

3

BUTTERBALL, LLC

Statements of Members’ Equity

(in thousands)

		Accumulated
		other
	Members’	comprehensive
	equity	income (loss)	Total
Members’ equity – December 29, 2013	$399,134	3,289	402,423
Distributions to members	(24,040)	—	(24,040)
Net income	104,130	—	104,130
Unrecognized actuarial loss of defined benefit plan	—	(8,729)	(8,729)
Members’ equity – December 28, 2014	479,224	(5,440)	473,784
Distributions to members	(122,995)	—	(122,995)
Net income	195,307	—	195,307
Unrecognized actuarial gain of defined benefit plan	—	16	16
Members’ equity – January 3, 2016	551,536	(5,424)	546,112
Distributions to members	(59,047)	—	(59,047)
Net income	138,601	—	138,601
Unrecognized actuarial loss of defined benefit plan	—	(1,008)	(1,008)
Members’ equity – January 1, 2017	$631,090	(6,432)	624,658

See accompanying notes to financial statements.

4

BUTTERBALL, LLC

Statements of Cash Flows

(in thousands)

	Year ended
	January 1,	January 3,	December 28,
	2017	2016	2014
Cash flows from operating activities:
Net income	$138,601	195,307	104,130
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	39,042	36,695	33,185
Amortization	4,841	4,815	4,711
Loss (gain) on disposition of property, plant and equipment	273	180	(85)
Paid-in-kind interest and accretion on Member notes payable	3,014	17,148	15,178
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(7,353)	23,000	(18,549)
Inventories	(50,187)	(14)	25,220
Other current assets	4,000	(7,675)	1,444
Other assets	(2,842)	(1,844)	(1,645)
Accounts payable	18,483	(7,970)	7,523
Accrued expenses	(5,309)	22,015	16,188
Other liabilities	(221)	(7,261)	259
Net cash provided by operating activities	142,342	274,396	187,559
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	45	297	6,007
Purchases of property, plant and equipment	(57,961)	(83,969)	(41,960)
Acquisition of business	(15,724)	—	—
Net cash used in investing activities	(73,640)	(83,672)	(35,953)
Cash flows from financing activities:
Net proceeds (payments) in revolving line of credit	20,000	(24,000)	2,000
Payments of long-term debt	(45,621)	(6,771)	(5,760)
Debt issuance costs	(923)	—	—
Payments of notes payable – Members	—	(74)	(1,300)
Distributions to Members	(59,047)	(122,995)	(24,040)
Net cash used in financing activities	(85,591)	(153,840)	(29,100)
Net (decrease) increase in cash and cash equivalents	(16,889)	36,884	122,506
Cash and cash equivalents – beginning of year	162,322	125,438	2,932
Cash and cash equivalents – end of year	$145,433	162,322	125,438
Supplementary disclosure of cash flow information:
Cash paid during the year for interest	$21,851	14,624	16,809

See accompanying notes to financial statements.

5

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

(1)	Summary of Significant Accounting Policies
(a)	Description of Business and Basis of Presentation

Butterball, LLC (Butterball or the Company) is a limited liability company organized in the State of North Carolina. Tracing its roots back to 1954 and headquartered in Garner, North Carolina, Butterball is a vertically integrated producer, processor, and marketer of branded and nonbranded turkey and pork products. From seven facilities located across the United States, the Company produces a diverse portfolio of premium, value‑added turkey and pork products and commodity turkey products that are distributed through retail, food service, industrial, and international channels.

The Company is operated as a joint venture between Maxwell Farms, LLC (50% ownership position and an affiliate of Goldsboro Milling Company (Maxwell)), and BB Kansas Holdings, Inc. (50% ownership position and an affiliate of Seaboard Corporation (Seaboard)), together, the Members.

Butterball prepares its financial statements in accordance with accounting principles generally accepted in the United States of America  (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements, and such differences could be material.

(b)	Business Environment

Integrated turkey and nonintegrated pork processors operate in an environment where in the commodity nature of both their products for sale and primary raw materials cause sales prices and purchase costs to fluctuate, often on a short‑term basis, due to the worldwide supply and demand situation for those commodities. Supply and demand factors for their products for sale and the supply and demand factors for their primary raw materials correlate to a degree, but are not the same, thereby causing margins between sales price and production costs to increase, decrease, or invert, often on a short‑term basis.

(c)	Fiscal Year

The Company follows a 52/53‑week fiscal year that ends the Sunday closest to December 31st. The fiscal periods reflected in the accompanying financial statements consist of the periods January 4, 2016 to January 1, 2017, December 30, 2013 to December 28, 2014, both 52‑week fiscal years, and December 29, 2014 to January 3, 2016, a 53‑week fiscal year.

(d)	Reclassifications

Debt issuance costs included in other assets in the prior fiscal year have been reclassified to conform to the presentation adopted in the current fiscal year, with no effect on net income or net cash provided by/used in operating, investing, and financing activities. The reclassification resulted in a decrease to other assets and long term debt of $4,312 in the January 3, 2016 balance sheet.

(e)	Cash Equivalents

For purposes of the statement of cash flows, the Company considers all instruments purchased with an original maturity of three months or less to be cash equivalents.

6

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

(f)	Accounts Receivable

Accounts receivable consist of credit extended to the Company’s customers in the normal course of business and are reported net of an allowance for doubtful accounts. The Company reviews its customer accounts on a periodic basis and records bad debt expense for specific amounts that the Company evaluates as uncollectible. Past due status is determined based upon contractual terms. Amounts are written off at the point when collection attempts have been exhausted. Management uses judgment in estimating uncollectible amounts, considering such factors as current economic conditions and historic and anticipated customer performance. In addition, if needed, the Company provides an allowance for potentially uncollectible amounts that have not been specifically identified. While management believes the Company’s processes effectively address its exposure to doubtful accounts, changes in economic, industry or specific customer conditions may require adjustment to the allowance recorded by the Company. Management has included amounts believed to be uncollectible, as well as short pays and deductions incurred in the normal course of business, in the allowance for doubtful accounts.

(g)	Inventories

Processed meat inventories (finished goods) are stated at the lower of actual cost or net realizable value. Live turkey inventory is valued at the total cost accumulated on the flock as of the end of the fiscal year. Accumulated cost includes poult cost, feed, supplies and other costs related to individual flocks. Feed and feed ingredient inventories, supplies and other materials are stated at the lower of weighted average cost or net realizable value.

(h)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight‑line method over the useful lives of the assets. Gains and losses from sale of property, plant and equipment are included in cost of sales.

The estimated useful lives are as follows:

Site improvements	10–25 years
Buildings	15–40 years
Water utility systems	10–20 years
Equipment	1–15 years
Furniture, fixtures and office equipment	1–10 years
Vehicles	1–5 years

(i)	Long‑Lived Assets

The Company reviews the carrying value of long‑lived assets for impairment whenever triggering events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If a triggering event or changes in circumstances occur, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. The Company did not identify any triggering events during the period ended January 1, 2017.

(j)	Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a transaction accounted for as a business combination. The fair value of identifiable intangible assets is estimated

7	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

based upon discounted future cash flow projections. While the Butterball trade names are not amortized because the Company expects the cash flows from these intangible assets to continue indefinitely, the Gusto trade name, grower and customer relationship assets are amortized over 5 or 10 years.

Goodwill and the Butterball trade names are tested for impairment annually or sooner if impairment indicators arise. This determination consists of first assessing qualitative factors to determine the existence of events and circumstances that would indicate the likelihood of the carrying amount of assets exceeding its fair value. If such events or circumstances are determined to exist, the Company determines the fair value and compares it to its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized for any excess carrying amount of goodwill or the indefinite‑lived trade names over the implied value.

Intangible assets with finite lives are amortized using the straight‑line method over their estimated useful lives. When indicators of impairment are present, they are reviewed for recoverability using estimated future undiscounted cash flows related to those assets. The Company has determined that no impairment existed at January 1, 2017 or January 3, 2016. The Company uses the last day of its fiscal year to perform its annual impairment review of goodwill and trade names.

(k)	Debt Issuance Costs

The Company adopted Accounting Standards Update (ASU) 2015‑03, Interest‑Imputation of Interest (Subtopic 835‑30), during the period ended January 1, 2017. As a result, debt issuance costs are classified within the debt balance they pertain to, and are being amortized as additional interest expense over the life of the underlying debt using either the effective interest or straight‑line methods, which the Company believes approximates the effective interest method. Amortization of debt issuance costs was $1,978, $1,952 and $1,848 for the years ended January 1, 2017,  January 3, 2016, and December 28, 2014, respectively.

(l)	Derivative Financial Instruments

The Company enters into interest rate swap contracts to manage its exposure to fluctuations in interest rates and grain hedges to manage the changes in commodity prices. The Company has not designated the contracts as an accounting “hedge”. Accordingly, these contracts are measured at fair value with the resulting gain or loss recognized in net finance expense (for interest rate swap contracts) and cost of goods sold (for grain hedges) in the accompanying statements of comprehensive income.

During 2013, the Company entered into a series of 5‑7 year interest rate swap agreements with a total notional amount of $150,000 to effectively fix the interest rate at 1.38% on a portion of its floating rate indebtedness which had prescribed a variable interest rate formula based on the one‑month London Interbank Offered Rate (LIBOR). During October 2016, the Company entered into a series of 5‑7 year forward‑starting interest rate swap agreements with a total notional amount of $75,000 to effectively fix the interest rate at 1.49% related to a scheduled Member note refinancing in December 2017. These new swap agreements have terms similar to those for the other interest rate exchange agreements referred to above.

At January 1, 2017 and January 3, 2016, the fair market value of the interest rate swaps was an asset of $2,895 and a liability of $751, respectively.

The Company has entered into multiple grain future contracts. At January 1, 2017 and January 3, 2016, the fair market value of these grain contracts was an asset of $2,304 and a liability of $4,862, respectively.

8	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

(m)	Income Taxes

The Company is not subject to federal or certain state income taxes; however, the Company is required to make periodic tax distributions for its Members based on the highest tax rate between the Members. The Company’s net income or loss is reported on the Members’ federal income tax returns. The Company is subject to certain state taxes primarily consisting of gross margin tax and commercial activity, and records these within general and administrative expenses. The Company records unrecognized tax liabilities for known or anticipated tax issues based on its analysis of whether, and the extent to which, additional taxes will be due. The Company accrues interest and penalties related to unrecognized tax liabilities as accrued expenses and recognizes the related expense as tax expense included in general and administrative expenses.

(n)	Revenue Recognition

The Company recognizes revenue when delivery has occurred or services have been rendered; persuasive evidence of an agreement exists; the Company’s price to the buyer is fixed or determinable; and collection on transaction is reasonably assured.

(o)	Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $31,827, $26,719 and $27,499, respectively, for the years ended January 1, 2017,  January 3, 2016 and December 28, 2014.

(p)	Shipping and Handling

All shipping and handling costs are included in cost of goods sold in the accompanying statements of comprehensive income.

(q)	Fair Value of Financial Instruments

Fair value is a market‑based measurement, not an entity‑specific measurement. Therefore, a fair value measurement is determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the Company uses a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – Unobservable inputs for the asset or liability, which are typically based on the Company’s own assumptions, as there is little, if any, related market activity.

For certain classes of the Company’s financial instruments, the carrying amounts approximate fair value due to their short‑term nature. These instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. See note 12 for fair value measurements of other classes of financial instruments made on a recurring and nonrecurring basis.

9	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

(r)	Recently Issued Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance to develop a single, comprehensive revenue recognition model for all contracts with customers. This guidance requires an entity to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods and services. This guidance supersedes nearly all existing revenue recognition guidance under GAAP. The Company will adopt this guidance on January 1, 2018, using the cumulative effect transition method, where any cumulative effect of initially adopting the guidance is recognized at the date of adoption. The Company is evaluating the impact this new guidance with have on its financial statements.

In February 2016, the FASB issued guidance that a lessee should record a right‑of‑use (ROU) asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The recognition, measurement, and presentation of expenses and cash flows arising from a financing lease have not significantly changed from the previous guidance. For operating leases, a lessee is required to: (1) recognize a ROU asset and a lease liability, initially measured at the present value of the lease payments, in the balance sheet, (2) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight‑line basis and (3) classify all cash payments within operating activities in the statement of cash flows. The Company will adopt this guidance on January 1, 2019. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach, which includes a number of optional practical expedients that entities may elect to apply. The Company is in the preliminary stages of the assessment of the effect the guidance will have on its existing accounting policies and the financial statements, but expects there will be an increase in assets and liabilities on the balance sheets at adoption due to the recording of right‑of‑use assets and corresponding lease liabilities, which may be material. Refer to note 11 for information about the Company’s lease obligations.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flow, and Other Topics. ASU 2016-15 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

(2)	Inventories

Inventories consist of the following:

	January 1,	January 3,
	2017	2016
Live birds, feed and feed ingredients	$143,864	130,216
Finished goods	156,066	121,866
Materials and supplies	28,392	25,060
	$328,322	277,142

10	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

(3)	Property, Plant, and Equipment

Property, plant, and equipment consists of the following:

	January 1,	January 3,
	2017	2016
Land	$22,365	22,105
Site improvements	14,089	13,167
Buildings	177,597	144,237
Water utility systems	3,305	3,156
Equipment	232,514	201,110
Furniture, fixtures and office equipment	16,112	15,262
Vehicles	10,781	10,450
Construction in progress	61,395	57,427
Held for sale	8,909	8,909
	547,067	475,823
Accumulated depreciation	(193,895)	(155,983)
Net property, plant and equipment	$353,172	319,840

Depreciation expense for the years ended January 1, 2017, January 3, 2016 and December 28, 2014 was $39,042, $36,695 and $33,185, respectively.

On February 19, 2015, the Company purchased land, buildings, and other tangible personal property of a turkey further processing facility located in Raeford, North Carolina (Raeford) from a private farm cooperative for $17,000. The Raeford facility provides the Company with additional capacity to support its further processed turkey offerings.

(4)	Acquisition

Effective December 30, 2016, the Company purchased a feed mill operation in Farmville, North Carolina from a Member for  total cash consideration of $15,724. The mill is intended to supply feed for the Company’s turkey growing operations in the area. The purchase price allocation resulted in $14,731 allocated to property, plant and equipment and $993 allocated to inventories. No material intangible assets were identified.

(5)	Intangible Assets

Intangible assets subject to amortization were as follows:

	January 1, 2017
		Accumulated	Net
	Gross cost	amortization	carrying value
Grower relationships	$2,400	1,280	1,120
Customer lists	11,500	10,015	1,485
Trade name-Gusto	3,000	2,400	600
	$16,900	13,695	3,205

11	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

	January 3, 2016
		Accumulated	Net
	Gross cost	amortization	carrying value
Grower relationships	$2,400	1,040	1,360
Customer lists	11,500	7,992	3,508
Trade name-Gusto	3,000	1,800	1,200
	$16,900	10,832	6,068

Amortization expense in the accompanying statements of comprehensive income totaled $2,863 in each of the years ended January 1, 2017, January 3, 2016 and December 28, 2014.

Future amortization expense of finite‑lived intangible assets is estimated as follows:

2017	$2,325
2018	240
2019	240
2020	240
2021	160
$3,205
(6)	Other Assets

Other assets consists of the following:

	January 1,	January 3,
	2017	2016
Deferred compensation program assets	$13,436	15,986
Other	7,811	2,419
	$21,247	18,405
(7)	Accrued Expenses

Accrued expenses consists of the following:

	January 1,	January 3,
	2017	2016
Employee-related accruals	$43,758	42,016
Sales promotion reserves	30,161	28,106
Other	9,121	18,227
	$83,040	88,349

12	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

(8)	Notes Payable – Member

Notes payable – Member consists of the following:

	January 1,	January 3,
	2017	2016
Subordinated note, net of debt discount	$97,171	94,328
Accrued payment-in-kind interest	64,251	64,080
Real estate loan	7,531	7,531
	168,953	165,939
Less current maturities	(161,422)	—
Total member notes payable, less current maturities	$7,531	165,939

The Company has a subordinated note agreement with Seaboard with an original principal amount of $100 million. As additional consideration for this note, the Company issued Seaboard detachable warrants exercisable for 5% of the issued and outstanding units (currently 50 units are available for issue, 950 units are outstanding) of the Company for an exercise price of $0.01 per unit (effectively $0.50 for the 50 units). The units associated with these warrants have identical rights of the remaining units, with the exception that the warrants do not carry any voting rights, however, in the event of acquisition, sale or other similar transaction, these warrants will be granted full Member unit rights. These warrants met the criteria for in‑substance units and were accounted for as a portion of contributed capital in Members’ equity. The Company maintains the option to purchase these units at fair value. These warrants were valued at $10,586 at the date of the issuance.

As a result of the fair value allocated to the warrants, the note was valued initially at $89,414. The note contained a stated interest rate of 15%, with 10% to be accrued as payment in‑kind (PIK) payable at maturity, and the remaining 5% to be paid every six months. Effective January 4, 2016, the Company amended both its subordinated debt and warrant agreements with Seaboard. The new debt agreement reduces the stated interest rate to 10%, with all interest incurred after the amendment date being paid every six months. All other terms under the note agreement remained similar. The elimination of the PIK interest accrual reduces the total cumulative estimated payment at maturity on December 6, 2017 to $164,251.

The revised warrant agreement delays exercise of the warrants held by Seaboard until after December 31, 2018, while extending the period to exercise until December 31, 2025. The revision in the warrant terms did not result in a valuation change to the Company from its original issuance value. For the years ended January 1, 2017, January 3, 2016 and December 28, 2014 the Company incurred interest expense on this note totaling $19,346, $24,775 and $22,096, respectively.

During 2011, the Company entered into a real estate loan agreement with Seaboard. Under the terms of this agreement, the Company makes principal payments against the loan as the parcels of underlying real estate are sold, with any remaining balance on the loan maturing February 1, 2018. Under this arrangement, the Company incurred interest of $1,146, $1,098 and $1,164 for the years ended January 1, 2017,  January 3, 2016 and December 28, 2014 respectively.

13	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

(9)	Debt

Long‑term debt consists of the following:

	January 1,	January 3,
	2017	2016

Note payable due to banks, modified on June 22, 2016, with interest payable monthly at LIBOR plus 200 basis points (2.42% at January 3, 2016) and varies based on certain performance criteria, secured by substantially all assets of the Company	$—	145,875
Note payable due to banks, maturing June 22, 2021, with interest payable monthly at LIBOR plus 175 basis points (2.52% at January 1, 2017) and varies based on certain performance criteria, secured by substantially all assets of the Company	145,136	—
Note payable due to banks, extinguished June 22, 2016, with interest payable monthly at LIBOR plus 175 basis points (2.17% at January 3, 2016) and varies based on certain performance criteria, secured by substantially all assets of the Company	—	43,125
Acquisition note payable, maturing August 29, 2021, with interest payable annually at Prime minus 2% (1.75% at January 1, 2017)	8,089	9,700
Note payable due to municipalities, maturing November 1, 2023, with interest payable monthly at 1%	1,042	1,188
Unamortized debt issuance costs	(3,257)	(4,312)
	151,010	195,576
Less current maturities	3,605	6,724
Total long-term debt, less current maturities	$147,405	188,852

Aggregate maturities of long‑term debt are as follows:

2017	$3,605
2018	3,214
2019	3,216
2020	3,230
2021	140,716
Thereafter	286
$154,267

Effective June 22, 2016, the Company entered into a new credit facility, consisting of one term loan with an original balance of $145,500, and a revolving line of credit of $225,000. The outstanding balance on the credit facility was $20,000, and the availability under the line of credit was $200,497 at January 1, 2017. The revolving line of credit balance bears interest at LIBOR plus an amount based on certain performance criteria (currently 162 basis points), for a rate of 2.38% at January 1, 2017.

14	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

The current credit facility contains covenants including total debt to capitalization ratio and fixed charge coverage ratio. The Company was in compliance with all covenants at January 1, 2017 and January 3, 2016.

(10)	Transactions with Members

The Company purchases finished feed, feed ingredients, and raw materials from its Members. The cost of materials purchased from companies affiliated with the Members was $221,407,  $229,217, and $263,523 for the periods ended January 1, 2017, January 3, 2016, and December 28, 2014, respectively.

As discussed in note 4, the Company acquired a feed mill operation on December 30, 2016 from a Member.

(11)	Commitments and Contingencies

a.Operating lease and rent expenses were $8,134, $7,898 and $7,099 for the years ended January 1, 2017,  January 3, 2016, and December 28, 2014, respectively. As of January 1, 2017, minimum rental payments under noncancelable operating leases for real estate, machinery and equipment are summarized as follows:

Lease
commitments
2017	$8,330
2018	5,712
2019	3,150
2020	2,012
2021	481
Thereafter	1,100
$20,785

b.The Company enters into third‑party contracts for the purchase of poults, the supply of grain and other feed ingredients, and various critical supplies and services utilized in its live and processing operations. Commitment amounts listed in the table below are based on projected market prices and usage expectations as of January 1, 2017, and are summarized as follows:

Purchase
commitments
2017	$136,058
2018	31,034
2019	29,315
2020	25,420
2021	24,630
Thereafter	1,347
$247,804

c.The Company maintains self‑insurance programs for health care and workers’ compensation coverages. The Company is liable for health care claims up to $500 each year per plan participant and workers’ compensation claims up to $750 to $1,000 per occurrence, depending on state law. Self‑insurance costs are accrued based upon the aggregate of recognized liabilities for claims reported but not yet paid, and estimated liabilities for claims incurred but not yet reported. The accompanying statements of comprehensive income include expenses relating to self‑insurance plans of $41,463,  $38,122, and $32,672 for the years ended January 1, 2017,

15	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

January 3, 2016 and December 28, 2014, respectively. A letter of credit in the amount of $4,194 has been issued as security for the workers’ compensation program.

d.The Company, from time to time, is involved in lawsuits which occur in the normal course of business. Management intends to vigorously defend these actions when they occur and believes no material losses will occur.

(12)	Retirement Plans

a.The Company has a defined benefit pension plan that was frozen effective January 15, 2006. The Company has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation (PBGC) variable rate premiums established by the Employee Retirement Income Security Act (ERISA) of 1974. For the years ended January 1, 2017 and January 3, 2016, the Company made deductible contributions of $2,350 and $4,000, respectively, principally to avoid future PBGC variable rate premiums established pursuant to the ERISA. The Company does not anticipate making any contributions to the plan during fiscal year 2017.

The future benefit payments expected to be paid to plan participants are as follows:

2017	$1,511
2018	1,584
2019	1,673
2020	1,770
2021	1,865
Thereafter	10,800
$19,203

Balances in accumulated other comprehensive loss are as follows:

	January 1,	January 3,
	2017	2016
Unrecognized actuarial loss	$(6,432)	(5,424)

The Company expects to recognize $227 of accumulated other comprehensive loss into net periodic benefit cost in fiscal year 2017.

16	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

The following table presents a reconciliation of the beginning and ending balances of the benefit obligation, fair value of plan assets and the funded status of the aforementioned pension plan to the net amounts measured and recognized in the balance sheet.

	January 1,	January 3,
	2017	2016
Change in benefit obligation:
Benefit obligation – beginning of year	$40,822	43,008
Interest cost	1,747	1,697
Actuarial loss (gain)	1,348	(2,577)
Benefits paid	(1,145)	(1,306)
Benefit obligation – end of year	42,772	40,822
Change in plan assets:
Fair value of plan assets – beginning of year	$36,416	34,050
Actual return on plan assets	2,607	(328)
Employer contributions	2,350	4,000
Benefits paid	(1,145)	(1,306)
Fair value of plan assets – end of year	40,228	36,416
Funded status	(2,544)	(4,406)
Net liability recognized in the balance sheet	$(2,544)	(4,406)

Components of net periodic income are:

	Year ended
	January 1,	January 3,	December 28,
	2017	2016	2014
Interest cost on projected benefit obligation	$1,747	1,697	1,744
Expected return on assets	(2,403)	(2,342)	(2,464)
Net amortization loss	136	111	—
Net periodic pension income	(520)	(534)	(720)
One-time additional expense from settlement accounting	—	—	241
Total pension income	$(520)	(534)	(479)

The following are accounting assumptions used to determine benefit obligations and net periodic benefit costs:

	Benefit obligations		Benefit costs
	year ended		year ended
	January 1,	January 3,	January 1,	January 3,
	2017	2016	2017	2016
Discount rate	4.1%	4.4%	4.4%	4.0%
Expected long-term rate of return on assets	6.5	7.0	6.5	7.0
Rate of increase in maximum benefit and compensation limits	4.0	4.0	4.0	4.0

17	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

The Company’s expected long‑term return on plan assets assumption is based on a periodic review and modeling of the plan’s asset allocation and liability structure over a long‑term horizon. The expected long‑term rate of return on assets was selected from within the reasonable range of rates determined by (a) historical real returns, net of inflation, for the asset classes covered by the investment policy, and (b) projections of inflation over the long‑term period during which benefits are payable to plan participants.

The plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. The Company is guided by an investment committee whose primary focus is to minimize the volatility of the funding ratio by aligning the plan assets with its liabilities in terms of how they both respond to interest rate changes, in order to achieve a satisfactory rate of return based on the long‑term asset allocation profile to adequately fund the plan’s benefit obligations, while incurring an acceptable pension cost to the Company.

The Company’s defined benefit pension plan weighted average asset allocations by asset category are as follows:

	January 1, 2017		January 3, 2016
	Market value	Percent	Market value	Percent
Mutual funds	$37,677	93.7%	$33,912	93.2%
Annuities	2,218	5.5	2,151	5.9
Principal cash	333	0.8	353	0.9
	$40,228	100.0%	$36,416	100.0%

The Company’s target allocation by asset category is as follows:

Asset category	Range
Fixed income funds	25–85%
Equity mutual funds	15–75%
Other	0–20%
Cash	0–5%

b.The Company had a frozen nonqualified deferred compensation plan for certain management personnel whereby participants were able to contribute a percentage of their annual salaries to the plan. During the year ended January 1, 2017, all fund liabilities were distributed to participants. Assets in the plan as of January 3, 2016 consisted of life insurance policies with face amounts of approximately $10,365,  and a fair value of $4,431.

c.In 2004, the Company established a nonqualified deferred compensation plan for the same management group which was eligible to participate in the original plan detailed in the above note 12(b). The intent of management is for the new plan to replace the old plan for certain management personnel. The liabilities of the plan consist of the amounts deferred by the participants together with investment earnings from the participants’ investment allocations.

While funding of the plan is not required, the Company has chosen to establish a Rabbi Trust whereby the Company sets aside assets for the plan, thus providing the participants with some level of security. At January 1, 2017 and January 3, 2016, the liability related to this plan was approximately $3,996 and $2,937 respectively, and the assets of the Rabbi Trust consisted of mutual funds and cash and cash equivalents of

18	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

approximately $4,020 and $3,107, respectively. The assets are reported in other assets and the liability is included in other liabilities on the accompanying balance sheets.

d.In 2007, the Company established a nonqualified deferred compensation plan for certain members of management. The Company may make discretionary contributions to the plan. Participants begin vesting in the assets of the plan after one year. Plan participants who were members at the time of ownership change are 100% vested. At January 1, 2017 and January 3, 2016, the liability related to this plan was approximately $9,299 and $8,166, respectively. Assets of the plan held in a Rabbi Trust consist of life insurance policies with face amounts of approximately $21,809, and cash values of approximately $9,416 and $8,448 held in underlying investments of cash and various mutual funds, at January 1, 2017 and January 3, 2016, respectively. The assets are reported in other assets and the liability is included in other liabilities on the accompanying balance sheets.

e.The Company sponsors defined contribution benefit plans (401(k) plans) covering substantially all employees meeting eligibility requirements. The Company’s contributions vary depending on the plan, but are based primarily on each participant’s level of contribution and cannot exceed the maximum allowable for tax purposes. Total contributions were $3,808,  $3,066 and $2,748 for the years ended January 1, 2017,  January 3, 2016 and December 28, 2014, respectively.

The fair value levels of all Company‑held retirement plan assets, are as follows:

	Quoted prices
	in active
	markets for	Other
	identical	observable	Unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
January 1, 2017:
Pension plan assets:
Cash	$333	—	—	333
Mutual funds	6,344	31,333	—	37,677
Annuities	—	—	2,218	2,218
Deferred compensation assets:
Cash	46	—	—	46
Mutual funds	3,975	9,416	—	13,391
Total assets at fair value	$10,698	40,749	2,218	53,665

19	(Continued)

BUTTERBALL, LLC

Notes to Financial Statements

January 1, 2017 and January 3, 2016

	Quoted prices
	in active
	markets for	Other
	identical	observable	Unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
January 3, 2016:
Pension plan assets:
Cash	$353	—	—	353
Mutual funds	8,155	25,757	—	33,912
Annuities	—	—	2,151	2,151
Deferred compensation assets:
Cash	785	—	—	785
Mutual funds	2,736	8,034	—	10,770
Cash value – life insurance	—	—	4,431	4,431
Total assets at fair value	$12,029	33,791	6,582	52,402

Cash surrender values are provided by the insurance carrier on a periodic basis. The values approximate the fair value of these policies. The values assigned to the individual policies, which are not actively traded on any exchange and are not observable, are considered within Level 3 of the valuation hierarchy. The fair value determined by each insurance carrier is based on the cash surrender values of each policy where the Company is the beneficiary.

The change in Level 3 investments is due to net appreciation of underlying annuity investments of $67, and removal of life insurance assets from the frozen deferred compensation program of $4,431.

(13)	Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables with a variety of customers, cash investments and other short‑term investments deposited with financial institutions. The Company generally does not require collateral from its customers. Such credit risk is considered by management to be limited due to the Company’s broad customer base and its customers’ financial resources.

During the years ended January 1, 2017 and January 3, 2016 and at various times throughout these years, the Company maintained cash balances with financial institutions in excess of amounts that are federally insured. Due to the financial stability of the financial institution where cash and cash equivalents are held, management believes the risk of loss of amounts in excess of these insured amounts is remote.

For the year ended January 1, 2017, 11.0% of net sales were attributable to a single customer. No other customer accounted for more than 10% of net sales for that period.

At January 1, 2017 approximately 10% of the Company’s employees were covered by collective bargaining agreements. One contract representing 9% of the Company’s full‑time workforce will be expiring in the next twelve months.

(14)	Subsequent Events

The Company evaluated the events and transactions subsequent to its January 1, 2017 balance sheet date and, in accordance with FASB ASC 855‑10‑50, Subsequent Events, determined there were no significant events to report through February 13, 2017, which is the date the Company issued its financial statements.

20